UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
AMENDMENT TO
SCHEDULE 13G on SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Monolithic System Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

609842109

(CUSIP Number)

Wing-Yu Leung
c/o  Monolithic System Technology, Inc.
1020 Stewart Drive, Sunnyvale, CA  94058  (408) 731-1800

With a Copy to:
Alan B. Kalin
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 9403-2223

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 609842109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wing-Yu Leung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,508,704(a)

	8.	Shared Voting Power 600,000(b)

	9.	Sole Dispositive Power 2,508,704(a)

	10.	Shared Dispositive Power 600,000(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,108,704(a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10%

14.	Type of Reporting Person (See Instructions) IN

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

(a)                                  Wing-Yu Leung has sole voting and dispositive authority over 2,290,680 shares of the Issuer's Common  Stock which he personally owns (in addition, he may purchase up to 218,024 shares pursuant to options exercisable within 60 days).

(b)                                 Wing-Yu Leung shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares of the Issuer's Common Stock held in trust for the benefit of his son Michael Pak Shing Leung (the “Michael Trust”); and he shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares of the Issuer's Common Stock held in trust for the benefit of his son Matthew Pak-Ling Leung (the “Matthew Trust”).  Wing-Yu Leung disclaims beneficial ownership of the 300,000 shares held by the Michael Trust and the 300,000 shares held by the Matthew Trust as he has no economic interest in any of these shares.

Item 1.	Security and Issuer

The securities in question are the common stock, $0.01 par value per share (the "Common Stock"), of Monolithic System Technology, Inc. (the "Issuer"), with a principal place of business of 1020 Stewart Drive, Sunnyvale, CA 94085.

Item 2.	Identity and Background
(a) Name of Reporting Person: Wing-Yu Leung.
(b) Business Address of Reporting Person: 1020 Stewart Drive, Sunnyvale, CA 94085.
(c) Principal Occupation: Executive Vice-President, Chief Technical Officer and Director of the Issuer.
(d) Convictions in Criminal Proceedings: None.
(e) Findings of guilt for violations of any federal or state securities laws: None.
(f) Citizenship: United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.
Item 4.	Purpose of Transaction

The information set forth in response to Item 6 below is incorporated by reference in response to this Item 4, in that the Stockholder Agreement described therein, to which Wing-Yu Leung is a party, relates to subparagraphs (a), (b), (d), (e), (g), (h) and (i) of this Item 4.  The other subparagraphs of this Item 4 are not applicable to Wing-Yu Leung or the Merger (as hereinafter defined)or the Stockholder Agreement described in Item 6.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     Wing-Yu Leung has sole voting and dispositive authority over 2,290,680 shares of the Issuer's Common Stock which he personally owns (in addition, he may purchase up to 218,024 shares pursuant to options exercisable within 60 days).

Wing-Yu Leung shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares of the Issuer's Common Stock held in trust for the benefit of his son Michael Pak Shing Leung (the “Michael Trust”); and he shares voting and dispositive authority as a trustee with co-trustee Louise Shun-Yan Leung over 300,000 shares of the Issuer's Common Stock held in trust for the benefit of his son Matthew Pak-Ling Leung (the “Matthew Trust”).  Wing-Yu Leung disclaims beneficial ownership of the 300,000 shares held by the Michael Trust and the 300,000 shares held by the Matthew Trust as he has no economic interest in any of these shares.

As a percentage of the Issuer's Common Stock, Wing-Yu Leung's beneficial ownership, including those shares for which he disclaims beneficial ownership, is 10%.

(c)           Except as disclosed in this Schedule, to the best of Wing-Yu Leung's knowledge, he does not beneficially own any shares of the Issuer's Common Stock, nor have any transactions in the Issuer's Common Stock been effected during the past 60 days by him, except for the disposition of 18,330 shares of Common Stock as disclosed on the Form 5 Mr. Leung filed with the SEC on February 13, 2004 and incorporated herein by this reference.

(d) The discussion regarding the offer by Synopsys, Inc., for up to 100% of the shares of Common Stock of the Issuer in Item 6, is incorporated by reference herein in its entirety.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 23, 2004, the Issuer, Synopsys, Inc., a Delaware corporation ("Synopsys"), and  Mountain Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Synopsys ("Sub"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), whereupon through the transactions contemplated therein, Sub would commence an exchange offer to acquire up to 100% of the issued and outstanding shares of Common Stock of the Issuer at $13.50 per share (the "Offer").  The Offer shall be made, at the election of Sub, either through (i) an all cash transaction (the "All-Cash Election"), or (ii) a combination of $6.75 in cash and a fraction of Synopsys stock having a numerator equal to $6.75 and a denominator equal to the average of the closing trading prices for one share of Synopsys' common stock, as reported on the Nasdaq National Market, for the five trading day period ending immediately prior to the trading day immediately before the first date on which Sub accepts any shares of the Issuer's Common Stock for exchange in the Offer.  Thereafter, Sub would merge with and into the Issuer, with the Issuer as the surviving entity (the "Merger").

The obligation of Sub to accept for exchange or payment shares of the Issuer's Common Stock validly tendered (and not withdrawn) is subject to general conditions pertaining to regulatory events, the absence of a court order barring the Merger and related transactions and the absence of material litigation or other events giving rise to termination of the Merger Agreement, as well as the following specific conditions: (i) that there shall be validly tendered (and not withdrawn) a number of shares of Issuer's Common Stock that, together with any shares that Synopsys or Sub already owns, represents 50% of the sum of the aggregate number of shares of the Issuer's Common Stock issued and outstanding immediately prior to the acceptance of shares of the Issuer's Common Stock pursuant to the Offer, plus the aggregate number of shares of the Issuer's Common Stock that can be issued upon the exercise of all vested options, warrants and other rights to acquire Issuer Common Stock that are outstanding immediately prior to the acceptance of shares of the Issuer's Common Stock pursuant to the Offer (the "Minimum Condition"); (ii) that Fu-Chieh Hsu and Wing-Yu Leung continue to be employed by the Issuer; (iii) that no more than 25% of the engineers employed by the Issuer or its subsidiaries who have received offers of at-will employment from Synopsys, on terms no less favorable than the terms of their employment with Issuer or its subsidiaries on the date of the Merger Agreement, shall cease to be employed by the Issuer or any of its subsidiaries; (iv) there is no legal proceeding threatened or pending to which a governmental body is or is threatened to become a party challenging or seeking to restrain or prohibit the acquisition of or delivery of consideration in exchange for shares of Common Stock or seeking to prohibit or limit Synopsys' ownership rights with respect to the Common Stock acquired through the Offer; (v) the shares of Synopsys common stock to be issued in the Merger (if the All-Cash Election is not made) have been approved for listing on the Nasdaq National Market; and (vi)  Fu-Chieh Hsu and Wing-Yu Leung have executed and delivered Noncompetition Agreements to Synopsys.

The Offer shall initially be scheduled to expire 20 business days following the commencement of the Offer (the "Term").  At the election of Sub or the Issuer, prior to such expiration, if the Minimum Condition is not met, the Term may be extended for additional periods of 20 business days, but in no case are such extensions to continue beyond July 31, 2004.

If Sub acquires at least a majority of the outstanding Issuer Common Stock pursuant to the Offer, the Merger Agreement provides that Synopsys will be entitled to designate a number of directors to the Issuer's board (the "Board") sufficient to give Synopsys a proportionate representation on the Board (“Synopsys' Proportionate Representation”) equal to that number of directors (rounded up to the next whole number) that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of the Issuer's Common Stock beneficially owned by Synopsys or Sub bears to the total number of shares of the Issuer's Common Stock issued and outstanding.  Upon request by Sub, the Issuer will increase the size of the Board or secure the resignations of the number of directors necessary to provide Synopsys with Synopsys' Proportionate Representation and will cause Synopsys’ designees to be so elected or appointed; provided, however, that until the Merger, the Board will have at least two directors who were directors of the Issuer as of the signing of the Merger Agreement (or failing the availability of one or both of such directors, a designee of the other such director or the Board).

The Merger Agreement prohibits the Issuer from declaring, setting aside for payment or paying any dividend, or making any other distribution in respect of any shares of its Common Stock or otherwise making any payments to its stockholders in their capacity as such.

If adoption of the Merger by a vote of the Issuer's stockholders is required by applicable law, under the terms of the Merger Agreement, the Issuer will take all necessary actions to comply with such applicable law.

If the requirements of the Offer are fulfilled, including the Minimum Condition, and if Synopsys so elects, then:
• Upon consummation of the Merger, the Issuer's Common Stock will cease to be quoted on any quotation system or exchange.
• Upon consummation of the Merger, the Issuer's Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Concurrently with the execution of the Merger Agreement, Wing-Yu Leung entered into a Stockholder Agreement pursuant to which he agreed to tender (and agreed not to withdraw) his shares into the Offer.  The Stockholder Agreement also provides that prior to the tender of his shares of Common Stock pursuant to the Offer, Wing-Yu Leung is obligated to vote the Issuer's Common Stock beneficially owned by him (i) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and the transactions contemplated therein; (ii) against any action or agreement that would result in a breach in any material respect of any covenant or any other obligation or agreement of the Issuer under the Merger Agreement or in a breach in any material respect of any representation or warranty of the Issuer in the Merger Agreement; (iii) against any amendment of the Issuer's articles of incorporation and by-laws or any other action or agreement that is intended or could reasonably be expected to impede, interfere with, delay, postpone or discourage the Offer or the Merger or change in any manner the voting rights of any class of the Issuer's Common Stock.  Pursuant to the Stockholder Agreement, Wing-Yu Leung has granted an irrevocable proxy to Synopsys to vote his shares of the Issuer's Common Stock on the matters listed above, which will expire on the earlier of (i) the date upon which the Merger Agreement is terminated in accordance with its provisions, or (ii) the date upon which the Merger becomes effective.  Wing-Yu Leung retains the power to vote the Issuer's Common Stock on all other matters.

The Stockholder Agreement automatically terminates upon consummation of the Merger, upon any amendment to the Merger Agreement without Wing-Yu Leung’s consent that decreases the per share merger consideration or upon termination of the Merger Agreement in accordance with its terms.  The  Merger Agreement may be terminated (a) by mutual consent of Synopsys and the Issuer; (b) by either Synopsys or the Issuer if a court or governmental body issues an order permanently enjoining or making illegal the Merger; (c) by either Synopsys or the Issuer if the Offer expires without Synopsys having accepted any shares of the Issuer’s Common Stock or if the Offer shall not have been accepted by July 31, 2004; (d) by Synopsys if the Issuer's Board retracts its recommendation of the Synopsys transaction; (e) by the Issuer to accept an unsolicited, bona fide written offer by a third party to purchase all of the outstanding shares of the Issuer's Common Stock, after the Board determines, consistent with its obligations under the Merger Agreement and its fiduciary duties, that such third party offer is more favorable to the stockholders of the Issuer than the Offer, after providing Synopsys with an opportunity to amend the Offer or enter into an alternative transaction with the Issuer and then after paying a termination fee to Synopsys of $10 million; (f) by Synopsys if the Issuer’s representations and warranties are materially inaccurate, such that there has been a material adverse effect on the Issuer, or any of the Issuer’s covenants shall have been materially breached, after the Issuer has had an opportunity to cure such breach or inaccuracy, and after paying the Issuer a termination fee of $10 million; (g) by the Issuer if any of Synopsys’ representations and warranties are materially inaccurate or if its covenants are materially breached, which causes a material adverse effect on Synopsys’ ability to consummate the Merger, and after Synopsys has had an opportunity to cure such breach or inaccuracy; or (h) by Synopsys if a material adverse effect shall have occurred or is reasonably likely to occur with respect to the Issuer, and after paying the Issuer a termination fee of $10 million.

During the term of the Stockholder Agreement, Wing-Yu Leung has agreed, except as otherwise contemplated by the Stockholder Agreement, not to grant any proxies relating to, or sell, transfer, give, pledge, encumber, assign or otherwise dispose of any shares of the Issuer's Common Stock.  Any additional shares of the Issuer's Common Stock acquired by Wing-Yu Leung during the term of the Merger Agreement will be subject to the Stockholder Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Exhibit Description

(1)

Agreement and Plan of Merger and Reorganization, dated February 23,  2004, among Synopsys, Inc., Mountain Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc., and Monolithic System Technology, Inc., is incorporated by reference in its entirety from exhibit 2.1 to Synopsys, Inc.'s Current Report on Form 8-K (Commission File No. 000-19807) filed with the Securities and Exchange Commission on February 26, 2004.

(2)

Form of Stockholder Agreement, dated February 23, 2004, among Synopsys, Inc., Mountain Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc., and the stockholder of Monolithic System Technology, Inc., identified on the signature page, is incorporated by reference in its entirety from exhibit 2.2 to Synopsys, Inc.'s Current Report on Form 8-K (Commission File No. 000-19807) filed with the Securities and Exchange Commission on February 26, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2004
Date
/s/ Wing-Yu Leung
Signature
Wing-Yu Leung
Name/Title